17150 S. Margay Ave., Carson, CA 90746
Phone & Fax (310) 735-0085
Mr. H. Christopher Owings, Assistant Director
Mr. Scott Anderegg
Mr. William Thompson, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

August 16, 2010

Re:  U.S. Auto Parts Network, Inc. (“USAP” or the “Company”)
        Form 10-K for Fiscal Year Ended January 2, 2010
        Filed March 15, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed April 6, 2010
        File No. 001-33264

Dear Messrs. Owings, Anderegg and Thompson:

Thank you for your letter dated August 5, 2010 asking USAP to provide additional information on our responses to your original comment letter dated June 25, 2010 in relation to the above-referenced SEC filings made by USAP.

We are pleased to respond to your comments below. For your convenience, we have numbered the responses to correspond to the comments in your letter and we have incorporated your comments in bold typeface before each of the Company’s responses.  In the following discussion, the words “we,” “us” and “our” refer to the Company. We believe that all responses and any changes in approach can be applied prospectively and will incorporate these into our future filings.

Thank you for the opportunity to review our filings and we are available at your convenience to discuss any additional questions you might have.

1.
We have reviewed your responses to comments 17 and 18 in our letter dated June 25, 2010. In future proxy statement filings providing executive compensation disclosure, please include the compensation information included in your Forms 8-K rather than referring investors to those documents.

We will provide the information on executive compensation in future proxy statement filings as included in our Forms 8-K.

2.
In the last paragraph of your response to comment 17 in our letter dated June 25, 2010, please clarify how you calculated the cash bonus payment. Explain why you are using 235% rather than 230% for the bonus payout percentage for the Chief Executive Officer, and explain how you calculated $317,000 based on that percentage and the target dollar amount.

In our response dated July 21, 2010, we incorrectly stated the bonus payout percentage for the Chief Executive Officer’s cash bonus to be 235%. The actual payout percentage used for the cash bonus computation was 230%, representing the level of achievement of financial performance goals in the fiscal year 2009.

For the fiscal year 2009, the Chief Executive Officer’s base salary compensation was $359,000 and was eligible to receive 40% of the base compensation as the cash bonus using 230% bonus payout percentage: $330,000=($359,000 x 40% x 230%). The total payout to the Chief Executive Officer was $317,000, after an immaterial reduction, for the fiscal year 2009.

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications. The Company believes that the foregoing clarifications can be provided in prospective filings.

In addition, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ THEODORE R. SANDERS
Theodore R. Sanders
Chief Financial Officer

Cc:	Robyn Manuel
William Thompson
Scott Anderegg
Brigitte Lippmann